Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

References to “we,” “us” and “our” refer to Edwards Lifesciences Corporation.

General

This section summarizes the rights of our capital stock, certain provisions of our amended and restated certificate of incorporation, as amended (our “certificate of incorporation”), and our bylaws, as amended and restated (our “bylaws”), and certain provisions of applicable law. The following description is only a summary and is qualified by reference to our certificate of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission.

Authorized Capitalization

Our authorized capital stock consists of:

◦1,050,000,000 shares of common stock, with a par value of $1.00 per share; and

◦50,000,000 shares of preferred stock, with a par value of $0.01 per share, of which 3,500,000 shares have been designated as “Series A Junior Participating Preferred Stock.”

As of December 31, 2020, 636.4 million shares of our common stock were issued and 624.3 million shares of our common stock were outstanding, and no shares of our preferred stock were issued and outstanding. As of December 31, 2020, we also had approximately 336 million shares of our common stock reserved to be issued upon exercise of outstanding stock options and restricted stock units granted to employees and directors.

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights with respect to the election of directors. Holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available assets. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any amounts due to any holders of preferred stock. Holders of our common stock have no preemptive or conversion rights. No redemption or sinking fund provisions apply to our common stock. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue up to 50,000,000 shares of our preferred stock in one or more series and to determine, with respect to any such series, the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof, including, without limitation, voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series and the designation thereof.

Our board of directors can issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain certain provisions that may make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions and certain provisions of Delaware law are expected to discourage coercive takeover practices and inadequate takeover bids.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, could deprive stockholders of opportunities to realize takeover premiums for their shares.

Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. For additional information we refer you to the provisions of our certificate of incorporation, our bylaws and those sections of the General Corporation Law of the State of Delaware.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

◦prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

◦upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

◦at or subsequent to that date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. In addition, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to our certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

In general, Section 203 defines “business combination” as:

◦any merger or consolidation involving the corporation and the interested stockholder;

◦any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

◦subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

◦any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

◦the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

◦the owner of 15% or more of the outstanding voting stock of the corporation;

◦an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

◦an affiliate or associate of the above.

Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Our Board of Directors

Our certificate of incorporation provides that the number of directors may be fixed from time to time by the board of directors, subject to the rights of holders of shares of any series of preferred stock to elect additional directors under specific circumstances. The size of our board of directors is currently fixed at eight directors. Each elected director holds office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.

Our certificate of incorporation and bylaws do not authorize cumulative voting with regard to the election of directors.

Board Vacancies

Our certificate of incorporation and bylaws provide that any vacancy in our board of directors may be filled only by a majority of the directors then in office, though less than a quorum, or by our sole remaining director. Each director so elected shall hold office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.

Advance Notice Requirements for Stockholder Proposals and Director Nominees

Our bylaws provide that stockholders seeking to make nominations of candidates for election as directors, or to bring other business before an annual or special meeting of the stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. However, in the event that the date of the annual meeting is more than 25 days before or more than 25 days after the first anniversary date of the preceding year’s annual meeting, or in the event of a special meeting of stockholders called for the purpose of electing directors, a stockholder’s notice must be delivered to our principal executive offices not later than the close of business on the 10th day following the earlier of the date on which such notice of the date of the meeting was mailed or such public disclosure of the date of the meeting was made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may restrict the ability of our stockholders to bring business before our annual meeting of stockholders or to make nominations for directors at our annual meeting or any special meeting of stockholders.

Proxy Access

Our bylaws permit an eligible stockholder or group of stockholders to include up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders. To qualify, the stockholders (or group of up to thirty stockholders) must have continuously owned for at least three years 3% or more of our outstanding shares of capital stock. The maximum number of stockholder nominees permitted under the proxy access provisions of our bylaws is generally the greater of (i) two or (ii) 20% of the total number of our directors in office as of the last day on which notice of a nomination may be delivered.

Notice of a nomination under our proxy access bylaw provisions must generally be submitted to our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the date that we first mailed our proxy statement to stockholders for the immediately preceding annual meeting of stockholders. The notice must contain certain information specified in our bylaws.

Blank Check Preferred Stock

Our certificate of incorporation provides that our board of directors can issue, without stockholder approval, up to 50,000,000 shares of our preferred stock in one or more series and to determine, with respect to any such series, the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof, including, without limitation, voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series and the designation thereof.

Stockholder Action by Written Consent

Our certificate of incorporation provides that all actions requiring the vote or consent of stockholders must be taken at a regular or special meeting of stockholders and cannot be taken by written consent without a meeting.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Securities Exchange Act of 1934 or Securities Act of 1933, or any other claim for which the federal courts have exclusive jurisdiction.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NYSE under the symbol “EW.”